RIVERSTONE
RESOURCES INC.

SUPPL


06019292

November 29, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
DEC 13 2006
WASH. D.C. 210 SECTION

Attention: Filing Desk

Re: File No. 82-35016

Please find enclosed copies of the following documents:

- News Releases Dated:

  November 6, 2006
  November 14, 2006
  November 28, 2006

Sincerely,

per/ L. Stefan
James Robertson
Director

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

dlw 12/18

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075


SEC MAIL
RECEIVED
PROCESSING
DEC 13 2006
WASH. D.C.
210
SECTION

NEWS RELEASE

RAB DRILLING EXTENDS GOLD ZONE ON TAO PERMIT

November 6, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report the results of a recently completed Rotary Air Blast ("RAB") drilling program on the Tao Exploration Permit in Burkina Faso, West Africa. The drilling program was designed to evaluate two separate north-northeast trending gold-in-soil geochemical anomalies identified by a previous operator. The more prominent of these anomalies is partially coincident with an artisanal gold mining site known as Tondoby, which had been tested by a previous operator with 10 Reverse Circulation ("RC") drill holes. Some of the better RC results reported include 3.09 g/t gold over 9 metres in DTD-003, 4.98 g/t gold over 4.5 metres in DTD-004, 1.28 g/t gold over 9.5 metres in DTD-007, 1.57 g/t gold over 13.5 metres in DTD-010, and 2.02 g/t gold over 4.5 metres in DTD-013.

The RAB drilling by the Company was successful in extending the strike length of the Tondoby gold zone from 1 kilometre to approximately 2.9 kilometres. The Tondoby artisanal gold mining site occurs near the north end of the gold-in-soils geochemical anomaly, which is traceable over a strike length of 11 kilometres.

The second gold-in-soil geochemical anomaly is parallel to and east of the Tondoby anomaly. This anomaly surrounds the Bandediaga artisanal site and was previously untested by drilling. The Company's RAB drilling indicates that the anomaly is underlain by at least three sub-parallel gold zones with strike lengths of up to 200 metres. The gold-in-soils anomaly extends for a further 6 kilometres to the northeast, and remains untested by drilling.

"We are highly encouraged by the gold mineralization, the alteration and the quartz veining noted by our Company geologists," commented Paul Anderson, exploration manager for the Company. "Finding these gold occurrences in a belt of rocks that hosts defined gold resources in the nearby Essakane deposit certainly merits additional exploration".

The Tao permit lies south of and within the same Birimian greenstone belt as the Essakane permit, currently being explored by Gold Fields Ltd. and Orezone Resources Inc. Essakane is host to an indicated gold resource of 1.9 million ounces with a further 1.5 million ounces in the inferred category. The Company holds an option to earn a 90% interest in the Tao permit, from two local partners.

A total of 4,358 metres of RAB drilling was completed by the Company on the Tao permit, in 271 drill holes. The holes were drilled in a series of lines spaced 200 metres apart, with vertical holes drilled at 50 metre centers. Ten lines of RAB holes were drilled on the Tondoby anomaly; eight lines were drilled on the Bandediaga anomaly. Significant gold grades range from 0.114 g/t to 2.42 g/t over drilled intervals ranging from 3 metres to 24 metres. All intervals reported are drilled widths, which may not represent true widths of the mineralized zones.

.../2


RESOURCES INC.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All soil, rock and RAB samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

or

Richard R. Roy, Manager, Investor Relations
Phone: 604.801.5020 ext 226
Email: rroy@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release. Reverse Circulation drill hole data reported by the previous operator were not verified by the Company's Qualified Person. The data is provided for indicative purposes.
Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

EXTENSIVE GOLD-IN-SOILS ANOMALIES IDENTIFIED ON TWO NEW BISSA AREA PROPERTIES

November 14, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report the results of recently completed soil geochemical surveys undertaken on the Sébila and Bissiga Exploration Permits in Burkina Faso, West Africa. The Sébila Permit borders the Company's Tangapella Permit to the north and permits to the west owned by High River Gold Mines (HGR), and the Bissiga Permit is approximately 30 kilometres southwest of HGR's permits. HGR are presently undertaking a US $10 million drilling program in an effort to expand twelve known gold deposits, including Bissa Hill, which has a NI 43-101 compliant resource of 1.3 million ounces of gold. A total of 22 gold-in-soil geochemically anomalous zones are evident on the Sébila Permit, many of which are closely associated with extensive shallow artisanal workings. The Bissiga Permit hosts twelve separate gold-in-soil anomalous zones.

"The number and size of the gold-in-soil anomalies evident on both the Sébila and Bissiga Permits, along with what the Company has identified to date on its nearby Tangapella Permit, adds to our belief that this area is developing into a significant gold district in Burkina Faso," commented Paul G. Anderson, exploration manager for the Company. "This area contains numerous gold-bearing structures, as evidenced by the work being done by HGR on adjacent ground to the west."

A total of 5,215 soil samples, including standards and duplicates, were taken on the Sébila Permit in two grids, separated by an area of deep cover along a seasonal watercourse draining a series of lakes. Grid lines were oriented northeast-southwest at 200-metre spacing, with sample stations every 50 metres.

At least sixteen distinctive gold-in-soil anomalous zones are evident on the northern Sébila grid, with a further six on the southern grid. The anomalous zones are defined by soils that are all greater than 50 parts per billion gold, with a maximum value of 847 parts per billion, and they range in length from 400 to 1,200 metres. All of the anomalies are hosted in a belt of NNW trending basaltic volcanic rocks, which occupy the central portion of the permit, at or near their contact with fine clastic volcano-sediments. A total of eleven artisanal gold sites were identified during regional mapping of Sébila, and like the gold-in-soil anomalies, they are within or bordering the band of volcanic rocks. These artisanal sites are all shallow, surficial workings, with dimensions of up to 600 metres by 350 metres, and they show a close spatial association with the gold-in-soil anomalies. Two rock samples taken from one of these artisanal sites assayed 19.27 and 15.44 g/t gold and a sample from a second site returned 0.99 g/t gold.

A total of 1,094 soil samples, including standards and duplicates, were taken on the Bissiga Permit, on a regional 500 metre by 500 metre grid. Twelve separate northeast and northwest trending gold-in-soil anomalies are evident on this property. The anomalous zones are outlined by soils that are all greater than 25 parts per billion gold, with maximum values up to 96 parts per billion. The largest anomaly is 2.5 kilometres long by 500 metres wide. The geology of the permit is dominated by linear, northeast trending bands of basaltic volcanic rocks, schistose volcano-sedimentary rocks, tonalities and granites. The gold-in-soil anomalies dominantly occur along or cross-cutting lithological contacts, or are spatially associated with several northeast-trending shear structures.

Both permits were acquired by the Company in March of 2006. The Sébila Permit was optioned from a Burkinabé partner, with the Company having the right to earn a 90% interest, and the 100% owned Bissiga Permit was acquired by application to the government.

The Sébila Permit is part of a contiguous group of four permits held by the Company that collectively cover a portion of the Sabsé and two parallel northeasterly trending shear zones. The Bissiga Permit covers the same structures further to the southwest, and is part of two contiguous wholly owned permits held by the Company. The Sabsé shear is host to the Bissa Hill gold deposit with a NI 43-101 compliant resource of 1.3 million ounces gold.

The Sébila Permit adjoins the Company's Tangapella Permit to the south. A recent news release by the Company announced that Tangapella is host to at least 13 defined gold-in soil anomalies. Company geologists are currently undertaking a program of mapping and sampling on both the Tangapella and Sébila Permits in an effort to prioritize the known gold-in-soil anomalies.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All soil and rock samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso. As of November 1, 2006 this laboratory is part of the Chemex group of companies.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

or

Richard R. Roy, Manager, Investor Relations
Phone: 604.801.5020 ext 226
Email: rroy@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.
The data is provided for indicative purposes. Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.


2° 00'W
1° 00'W
13° 00'N
N
W
E
S
RAMBO PERMIT
KAO PERMIT
BILIGA PERMIT
TANGAPELLA PERMIT
MALGTABA PERMIT
GUIBARE WORKINGS
BISSA DEPOSIT
SEBILA PERMIT
BISSIGA PERMIT
SABCE FAULT ZONE
PELLA PERMIT
0
30
60
Kilometres
Jilbey-HRG Permits
Shear Zone
RVS Permits
Gold Zone
Other permits
RIVERSTONE RESOURCES INC.
BURKINA FASO
NOVEMBER 10, 2006



RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075


SEC MAIL
PROCESSING
RECEIVED
DEC 1 3 2006
WASH. D.C.
210
SECTION

NEWS RELEASE

GOLD ZONES CONFIRMED ON KAO PERMIT

November 28, 2006 **Symbol: RVS - TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report the results of the recent follow-up Rotary Air Blast ("RAB") drilling program on the KAO Exploration Permit in Burkina Faso, West Africa. The drilling program was designed to better define the southern portion of the gold zones discovered during the RAB drilling conducted by the Company in August 2006 (*see News Release dated Oct. 18, 2006).* The results of the program provide a clearer definition of the orientation of the gold mineralization and confirm the continuity of the zones between lines. Four separate gold zones were defined, grading greater than 1 g/t gold, all of which are a minimum of 200 to 400 metres long by 50 to 150 metres wide, within a much larger lower grade envelope. The lower grade envelope can be traced in a northwesterly direction along strike for 1,100 metres and is 200 to 550 metres wide, suggesting that additional high-grade zones may be discovered with further exploration.

Selected drill intercepts from the follow-up program include:

1.29 g/t gold over 33 metres within 0.81 g/t gold over 60 metres in KA-06-170
1.86 g/t gold over 9 metres within 0.50 g/t gold over 57 metres in KA-06-192
2.03 g/t gold over 18 metres within 0.92 g/t gold over 51 metres in KA-06-201
1.67 g/t gold over 12 metres within 0.51 g/t gold over 51 metres in KA-06-210

All drill holes are vertical and intervals reported are drilled widths, which may not represent true widths of the mineralized zones. As in the first drill program, a number of the holes drilled in the follow-up program ended in mineralization.

The follow-up drilling was designed as an in-fill program on lines spaced at 200 metres, and was successful in better defining the orientation of the higher-grade zones. A total of 2,502 metres was drilled in 51 holes on three lines, with holes again drilled every 50 metres along the lines, but to greater depths of between 30 and 60 metres. Most of the drill holes in this second phase were drilled to the maximum depth possible with the RAB drill, which is generally the base of the oxidized zone.

The 4,556 metre RAB drilling program carried out in August 2006, was reported on by the Company in a News Release dated October 18, 2006. This drilling program was done on lines spaced an average of 400 metres apart with vertical holes drilled every 50 metres.

Selected intersections from the August drill program include:

2.28 g/t gold over 6 metres within 1.35 g/t gold over 30 metres in KA-06-018
1.55 g/t gold over 15 metres within 1.05 g/t gold over 30 metres in KA-06-020
1.37 g/t gold over 9 metres within 0.89 g/t gold over 30 metres in KA-06-021
1.18 g/t gold over 30 metres in KA-06-022
1.33 g/t gold over 9 metres within 0.73 g/t gold over 30 metres in KA-06-023
2.67 g/t gold over 6 metres within 0.72 g/t gold over 30 metres in KA-06-034
0.51 g/t gold over 30 metres in KA-06-043
1.45 g/t gold over 12 metres within 0.60 g/t gold over 30 metres in KA-06-064
1.54 g/t gold over 12 metres within 0.71 g/t gold over 30 metres in KA-06-097

.../2


RESOURCES INC.

Based on the encouraging results to date, the Company will initiate an Induced Polarization (IP) survey over the 1,100 metre long mineralized zone. This survey will aid in further refining the shape and orientation of these zones, in preparation for a Reverse Circulation drilling program.

The KAO permit is contiguous with the southern boundary of the Company's Rambo permit. Previous RC drilling on the Rambo permit by the Company delineated a mineralized zone over a strike length of 350 metres and for 170 metres down dip. Grades within the zone range from 1.16 g/t to 21.4 g/t over widths ranging from 3.0 metres to 18.5 metres. Orezone's Sega property is 25 kilometres southeast of the KAO permit and Golden Star's Goulagou property adjoins KAO on the northwest.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian lab. All soil, rock and RAB samples were assayed using standard fire assay with atomic absorption techniques, at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso. As of November 1, 2006, this laboratory is part of the Chemex group of companies.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations
1-403-240-0555
Email: info@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.
Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.